EXHIBIT 99.55
Consent of Independent Registered Public Accounting Firm
We consent to the use of our report dated September 22, 2010, with respect to the consolidated financial statements of Student Transportation Inc. (formerly Student Transportation of America Ltd.) (the “Company”) for the years ended June 30, 2010 and 2009, included as an exhibit to this Registration Statement (Form 40-F).
We also consent to the use of our report dated July 12, 2011, with respect to the Reconciliation of Canadian Generally Accepted Accounting Principles to United States Generally Accepted Accounting Principles of the Company for the years ended June 30, 2010 and 2009, included as an exhibit to this Registration Statement (Form 40-F).

Metropark, New Jersey	/s/ Ernst & Young LLP
July 12, 2011	Certified Public Accountants